NEWALTA

Better ways to manage waste

[redacted]

07023797

SEC MAIL RECEIVED PROCESSING
MAY 18 2007
WASH. D.C. 186 SECTION

May 9, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated May 2, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

TBW/vz
Encl.

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Announces Dates for Annual and Special Meeting, First Quarter 2007 Results and Conference Call

CALGARY, Alberta, Canada, May 2, 2007 – Newalta Income Fund ("Newalta") will hold its annual and special meeting of unitholders on Wednesday, May 9, 2007 at 11:00 a.m. Mountain Time.

Newalta also announced today that prior to the annual meeting it will issue its results for the first quarter 2007 by press release on Wednesday, May 9 2007 before the market opens. Newalta will hold a conference call to discuss its results on Wednesday, May 9, 2007 at 3:30 p.m. (ET).

Details of the annual and special meeting of unitholders are as follows:

Date: Wednesday, May 9, 2007

Location: The Telus Convention Centre (Room 105, North Building),
120 Ninth Avenue SE, Calgary, Alberta, Canada

Time: 11:00 a.m. (MT)

For those unable to attend the annual meeting, the presentation will be webcast live at www.newalta.com and subsequently archived on Newalta's website.

A conference call will be held on Wednesday, May 9, 2007 during which Newalta's management will review financial results for the first quarter of 2007. The call will be hosted by Al Cadotte, President and CEO and Ron Sifton, Senior Vice President, Finance and CFO.

To participate in the teleconference, please call 416-695-6130 or 1-866-905-2211. To access the simultaneous webcast, please visit www.newalta.com. For those unable to listen to the live call, a taped broadcast will be available at www.newalta.com and, until midnight on Wednesday, May 16, 2007, by dialing 416-695-5275 or 1-888-509-0081 and using the passcode 643837.

Newalta Income Fund is one of Canada's leading industrial waste management and environmental services companies and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

- 30 -

For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019
www.newalta.com

END